

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

March 23, 2009

Mr. Roger A. Van Voorhees
President/Chief Executive Officer
Sterling Mining Company
2201 N. Government Way, Ste E
Coeur d'Alene, ID 83814

> **Re:** **Sterling Mining Company**
> **Form 8-K**
> **Filed January 22, 2009**
> **File No. 000-51669**

Dear Mr. Van Voorhees:

We issued comments to you on the above-captioned filing on January 30, 2009. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to contact us by April 2, 2009, to provide a substantive response to these comments or to advise us why you are unable to respond and when you will be able to do so.

If you do not respond to the outstanding comments or contact us by April 2, 2009, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at:

http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm

Please contact Donald F. Delaney, at (202) 551-3863, if you have any questions.

Sincerely,

Christopher J. White
Branch Chief